Asure Software, Inc.
110 Wild Basin Road, Suite 100
Austin, Texas 78746

September 25, 2012

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	Asure Software, Inc.
Registration Statement on Form S-3
File No. 333-182828

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission cause the above-referenced Registration Statement on Form S-3 to become effective on Wednesday, September 26, 2012 at 3:00 p.m. Eastern Time, or as soon thereafter as is practicable.  In connection with this request, the Company, through the undersigned officer, hereby acknowledges the following:

1.             should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.             the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.             the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Until such time as it becomes effective, the above-referenced Registration Statement will continue to be subject to the delaying amendment set forth therein.

Very truly yours,

ASURE SOFTWARE, INC.

By   /s/ Patrick Goepel
Patrick Goepel, President and
Chief Executive Officer